May 31, 2005

Mail Stop 0408

Malex, Inc.
18170 Hillcrest
Suite 100
Dallas, Texas 75252
Attn:  Mr. Daniel Wettreich

Re:	Item 4.01 Form 8-K
	Filed May 13, 2005
	File No. 033-19435

Dear Mr. Wettreich:

	We have reviewed your Item 4.01 Form 8-K for compliance with the form requirements and have the following comments:

Form 8-K - General compliance comments:
1. Please amend the third sentence of Item 4.01 to cover the two most recent fiscal years. See Item 304(a)(1)(ii) of Regulation S-B.

General
2. Include a letter from the former accountants addressing the
revised disclosures.   File the amendment under cover of Form 8-
K/A
and include the ITEM 4 designation, including the letter from the former accountant filed as an Exhibit 16.
   Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to Ben Phippen at (202) 551-3697.

							Sincerely,



							Benjamin Phippen, Staff
Accountant